Star Equity Issues Statement on GEE Group's Lack of Engagement

CEO and Board Ignore Star Equity's Proposal to Engage in Merger Discussions

Old Greenwich, CT – January 22, 2026 – Star Equity Holdings, Inc. (Nasdaq: STRR) ("Star Equity", "we", "our"), a 5.4% stockholder of GEE Group, Inc. (NYSE American: JOB) ("GEE Group" or "JOB") via its Investments Division, makes public today a letter sent to GEE Group suggesting the two companies begin discussions on a potential merger (the "Proposal"), subject to executing an NDA and further due diligence.

Thus far, the Proposal has received no response from GEE Group despite our repeated outreach through multiple delivery methods. We have yet to obtain even an acknowledgement of receipt from anyone at GEE Group regarding our Proposal. Specifically, we have sent the Proposal as follows:

- January 6, 2026: via email to GEE Group's CEO, Mr. Derek Dewan.
- January 12, 2026: via overnight delivery to GEE Group's CEO, Mr. Derek Dewan with a signed delivery receipt received on January 13, 2026.
- January 15, 2026: via email to two JOB board members, David Sandberg and Randy Waterfield.

THE RATIONALE OF OUR PROPOSAL

1. JOB Should Become a Part of a Larger Entity Instead of Continuing Its "Go It Alone" Strategy

We believe strongly that becoming part of a larger entity is the best way to increase value for GEE Group's long-suffering stockholders. Remaining a very small public company would be a poor outcome for JOB stockholders due to GEE Group's high SG&A expenses, including public company costs, as a percentage of revenue. A combination with Star Equity would immediately eliminate the need for duplicative public company costs and create potential for future cost-saving synergies and other performance enhancing benefits. Furthermore, in light of the poor performance of previous acquisitions by GEE Group, we believe JOB should refrain from pursuing any additional acquisitions. *In short, GEE Group wants to be a buyer, but it should be a seller.*

2. JOB's Stock Price Level Signals Market Concern over Financial Performance, Capital Allocation, and Cash Management

JOB's revenue in FY 2025 was $96.5 million, representing a 41.6% decline from the peak level reached in FY 2022 and a 9.8% decline compared to FY 2024. In addition, JOB reported net losses totaling $58.8 million over the last two years combined, including $36.2 million from goodwill impairment charges, a sign of overpaying for previous acquisitions.

Given the significant and continuing decline in revenue and massive deterioration in profitability, there is a tangible risk going forward that JOB will further erode its cash balance through the continuation of corporate overhead expenses, public company costs, and compensation for its management and board, not to mention the significant risk of JOB doing dilutive and misguided acquisitions.

JOB's prolonged stock price underperformance displays a clear signal that the market has lost confidence in GEE Group's financial and operating performance and its approach to capital allocation and cash management. Since April 2025, JOB's common shares have traded close to its cash per share, and the stock price has declined almost 92% from the level reached 5 years ago.

Despite JOB's massive decline in stock price, on its Q4 2025 earnings call on December 18, 2025, Mr. Dewan stated that GEE Group will not pursue share repurchases, citing, instead, a preference for acquisitions. At the same time, Mr. Dewan acknowledged that private staffing company acquisitions typically transact at multiples of 6x-10x EBITDA – a valuation range that would be meaningfully destructive to JOB stockholder value. We believe JOB's low stock price reflects the market's sentiment on GEE Group's strategy of pursuing acquisitions at high multiples and demonstrates that stockholders are questioning whether capital is being stewarded with appropriate discipline and whether the board and management are truly committed to enhancing shareholder value.

3. Star Equity's Proposal Would Significantly Benefit JOB Stockholders

We believe Star Equity would be an excellent merger partner for GEE Group because the combination of the two companies would create significant value for both JOB and STRR stockholders through:

- reduction of duplicative public company and corporate overhead costs,
- sharpened operational focus and efficiency for the operating management team,
- Star Equity management's significant experience in overseeing and investing in professional services businesses, and
- ample opportunities for collaboration with Star Equity's experienced business leaders.

We strongly urge GEE Group's board to consider our Proposal and instruct GEE Group's management to engage in constructive discussions with Star Equity.

About Star Equity Holdings, Inc.
Star Equity Holdings, Inc. (Nasdaq: STRR) is a diversified holding company with four divisions: Building Solutions, Business Services, Energy Services, and Investments.

About Star Equity Fund, LP
Star Equity Fund, LP is an investment fund managed by the Investments Division of Star Equity Holdings, Inc. Star Equity Fund seeks to unlock stockholder value and improve corporate governance at its portfolio companies.

For more information contact:
Star Equity Holdings, Inc.
Jeffrey E. Eberwein
Chief Executive Officer
203-489-9501
jeff.eberwein@starequity.com

The Equity Group
Lena Cati
Senior Vice President
212-836-9611
lcati@equityny.com